Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603

                               September 14, 2012

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 948
             Blueprints Tactical High Dividend Portfolio, Series 6
                              File No. 333-182909
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during the telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 948, filed on July 27, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Blueprints Tactical High Dividend Portfolio, Series 6 (the "Trust"). This letter serves to respond to your comments.


Security Selection - Guggenheim ABC High Dividend Strategy
----------------------------------------------------------

     1. Initial Universe - The list in the second bullet contains "investment fund." Please clarify whether this refers to a registered investment fund.

     Response: The term "investment fund" refers "mutual fund" category used by FactSet. The "mutual fund" category includes a variety of investment funds, such as open-end funds, closed-end funds, unit trusts, insurance and property bonds, offshore and overseas funds and broker funds. Because this category may include registered and non-registered funds, the disclose has not been revised.

     2. Initial Universe - Under the fourth bullet, please disclose the source that will determine a company's principal foreign exchange.

     Response: The first sentence of the fourth bullet has been revised to state: "Minimum liquidity of $1 million, however, American Depositary Receipts ("ADRs") traded on either the New York Stock Exchange or NASDAQ Stock Market do not have to meet this liquidity minimum as long as the ADR's reference foreign security does meet the minimum liquidity criteria based on that foreign security's own trading volume."

     3. Rank on Fundamentals - In the first sentence, please disclose the source for the sector classifications.

     Response: The disclosure has been revised to state: "Rank every company identified in the initial universe against other companies in the same sector, as determined by FactSet Industry Classification System, along ...."

     4. Rank on Fundamentals - Please provide the information sources and time periods used to determine "return on assets" described in the first sentence of the first bullet point and "earnings before interest and taxes" described in the first sentence of the second bullet point of this section. Additionally, please clarify the first sentence of the third bullet point.

     Response: The disclosure has been revised to state:

     o Return on assets as provided by FactSet Research Systems, Inc., and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

     o Earnings before interest and taxes for the latest four quarters divided by enterprise value, as provided by FactSet Research Systems, Inc.

     The third bullet has been revised to state: "Year-over-year growth in sales per share, as provided by FactSet Research Systems, Inc."

     5. Selection - In the first sentence of the first bullet, please change "each country" to "each of Australia, Brazil and Canada."

     Response: The disclosure has been revised as requested.

Security Selection - Guggenheim Inflation Defense & Dividend Strategy
---------------------------------------------------------------------

     6. Please apply the comments given to the Guggenheim ABC High Dividend Strategy to the Guggenheim Inflation Defense & Dividend Strategy as applicable.

     Response: The disclosure has been revised as requested.

     7. Selection - Please disclose in your response letter whether the Target Sleeve weightings in the third bullet are determined by FactSet Research Systems, Inc.

     Response: We confirm that the Target Sleeve weightings in the third bullet are determined by FactSet Research Systems, Inc.

Security Selection - Zacks Income Advantage Strategy
----------------------------------------------------

     8. Common Stock/ADR Segment - In the second bullet, please define "payout ratios" and describe how that is determined.

     Response: The disclosure has been revised to state: "Next, common stocks/ADRs, as of the Security Selection Date, which meet all of the following criteria are eliminated: those with market caps not among the largest 1,000, with payout ratios greater than 80% (where payout ratio, reported by Zacks Investment Research, is defined as a company's most recent dividend per share divided by a company's most recently reported earnings per share) and that have liquidity ...."

     9. Oil & Energy Company/Royalty Trust Segment - In the third bullet, please confirm whether "aggregate liquidity" should be "Aggregate Dividend Yield."

     Response: The disclosure has been revised from "aggregate liquidity" to "Aggregate Dividend Yield."

     10. Please explain what happens in the security selection process if a security has a pending merger, acquisition or bankruptcy.

     Response: The following disclosure has been added: "In the event that a security that has a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security is chosen, that security will be removed and the next security in the list will be selected for inclusion in the portfolio. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg and if the announced date falls before the Security Selection Date, an announcement of an agreement to be acquired in whole for cash or stock from an acquiring company or bankruptcy filing will cause removal."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.



                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                       By /s/ Morrison C. Warren
                                                     ---------------------------
                                                              Morrison C. Warren